INTEGRITY MUTUAL FUNDS, INC. AND SUBSIDIARIES	Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Integrity Mutual Funds, Inc.’s subsidiaries as of December 31, 2004, are listed below.

Subsidiary	State of incorporation or organization
Integrity Fund Services, Inc.	North Dakota
Integrity Money Management, Inc.	North Dakota
Integrity Funds Distributor, Inc.	Kansas
Capital Financial Services, Inc.	Wisconsin